Exhibit 12.1

REMINGTON ARMS COMPANY AND SUBSIDIARIES
Statement Re: Computation of Ratio of Earnings to Fixed Charges
(Dollars in Millions)

	Restated	Restated	Restated
	2004	2003	2002		2001		2000
Earnings:
Net Income (Loss) from Continuing
Operations before change in Accounting
Principle	$(17.7)	$(4.6)	$18.3		$12.9		$20.1
Add:
Income Taxes on Continuing Operations	14.0	(2.9)	11.8		8.0		12.6
Interest Expense (a)	24.6	23.0	10.5		12.6		11.7
Portion of Rents
Representative of
Interest Factor	0.6	0.5	0.1		0.1		0.1

	$21.5	$16.0	$40.7		$33.6		$44.5

Fixed Charges:
Interest Expense (a)	$24.6	$23.0	$10.5		$12.6		$11.7
Capitalized Interest	0.0	0.0	0.1		0.1		0.5
Portion of Rents
Representative of
Interest Factor	0.6	0.5	0.1		0.1		0.1

	$25.2	$23.5	$10.7		$12.8		$12.3

Ratio of Earnings to
Fixed Charges	(b)	(c)	3.8	x	2.6	x	3.6	x

(a)	Includes amortization of discount on indebtedness and excludes capitalized interest.

(b)	Due to our net loss in 2004, this ratio was less than 1:1. Additional earnings of $3.7 million would have been required to achieve a ratio of 1:1.

(c)	Due to our net loss in 2003, this ratio was less than 1:1. Additional earnings of $7.5 million would have been required to achieve a ratio of 1:1.